Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Jurisdiction of
Entity	Organization	Name Under Which Subsidiary Does Business

Alaska United Fiber System Partnership	Alaska	Alaska United Fiber System Partnership, Alaska United Fiber System, Alaska United

GCI Communication Corp.	Alaska	GCI, GCC, GCICC, GCI Communication Corp.

GCI, Inc.	Alaska	GCI, GCI, Inc.

GCI Cable, Inc.	Alaska	GCI Cable, GCI Cable, Inc.

GCI Holdings, Inc.	Alaska	GCI Holdings, Inc.

Potter View Development Co., Inc.	Alaska	Potter View Development Co., Inc.

GCI Cablesystems of Alaska, Inc.	Alaska	GCI Cablesystems of Alaska, Inc., Rogers Cable

GCI American Cablesystems, Inc.	Delaware	GCI American Cablesystems, Inc.

GCI Fiber Communication, Co., Inc.	Alaska	GCI Fiber Communication, Co., Inc., GFCC, Kanas

WOK 1, Inc.	Alaska	WOK 1

WOK 2, Inc.	Alaska	WOK 2